UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 6, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations
Munich, June 06, 2008
Disclosure according to art. 4 para. 2 of the
Regulation (EU) no. 2273/2003
The share buyback program, announced by Siemens Aktiengesellschaft in an ad hoc announcement dated November 7, 2007, will be continued starting June 9, 2008. In the time period from June 9, 2008 until July 23, 2008 at the latest, own shares of the Company having a value of up to EUR 2 billion (without ancillary purchasing costs) shall be repurchased within this second tranche subject to market conditions, after the Company has already bought back a first tranche of 24,854,541 shares in the time period from January 28, 2008 until April 8, 2008 for a total price of approximately EUR 2 billion. On the basis of the closing auction share price in the Xetra trading (as of June 4, 2008), the planned buyback of the second tranche corresponds to a volume of up to 28 Mio. shares. The buyback solely serves the purpose of cancellation and reduction of capital stock and the purpose of fulfilling obligations arising out of stock compensation programs. The Managing Board thus exercises the authorization granted by the Shareholders’ Meeting of Siemens Aktiengesellschaft on January 24, 2008 to acquire own shares pursuant to section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz, AktG) that replaced the authorization from January 25, 2007. It will be decided separately on the repurchase of additional tranches and a separate disclosure will be made.
A bank will be mandated to carry out the buyback making its decisions on the date of acquisition of the shares independently of, and without influence by, the Company. During the duration of the buyback the lead management may be transferred to another bank. The buyback shall be conducted at the most favorable terms and safeguarding interests; the shares shall be repurchased on the electronic trading platform of the Frankfurt Stock Exchange (Xetra) exclusively. The purchase price per reacquired share (without ancillary purchasing costs) may neither exceed nor fall below the market price of a Siemens share, as determined at the opening auction in the Xetra trading on the day of trading, by more than 10%.
The bank will be obligated to observe the trade terms of article 5 of the Regulation no. 2273/2003 of the Commission of December 22, 2003 (EC Reg.) and all relevant applicable provisions, in particular Rule 10b-18 of the U.S. Securities Exchange Act of 1934. According to the EC Reg., no purchase price may be paid that exceeds the price of the last independent trade or the highest current independent bid at the stock exchange where the purchase is carried out. Decisive is the higher of both values. According to the EC Reg., no more than 25 % of the average daily volume of shares at the stock exchange where the purchase is carried out will be acquired. The average volume of shares is based on the average daily volume traded in the 20 trading days preceding the specific date of purchase.
The share buyback program may be suspended and be resumed at any time if this in compliance with the legal provisions.

The transactions will be announced in a way complying with the requirements of art. 4 para. 4 EC Reg. at the latest on the seventh trading day following their execution.
Furthermore, Siemens Aktiengesellschaft will report on the progress of the share buyback regularly under www.siemens.com/ir.
Munich, June 06, 2008

Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 6, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Lothar Wilisch
Name:	Lothar Wilisch
Title:	Head of Equity Capital Markets